Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

FDA Approves New Prostate Cancer Imaging Agent Gozellix®

Melbourne (Australia) and Indianapolis, IN (U.S.A.) – 21 March 2025. Telix Pharmaceuticals Limited (ASX: TLX, Nasdaq: TLX, Telix, the Company) today announces that the United States (U.S.) Food and Drug Administration (FDA) has approved its New Drug Application (NDA) for Gozellix® (TLX007-CDx, kit for the preparation of gallium-68 (68Ga) gozetotide injection), Telix’s next-generation PSMA-PET imaging1 agent for prostate cancer.

Gozellix®, after radiolabeling with 68Ga, is indicated for PET scanning of PSMA positive lesions in men with prostate cancer who have suspected metastasis and are candidates for initial definitive therapy, and those with suspected recurrence based on elevated serum prostate-specific antigen (PSA) level.

Gozellix® is a novel product which provides a longer shelf life of up to six hours and an extended distribution radius compared to existing gallium-based imaging products. The ability to reliably deliver the product much further from its point of production means Gozellix® can reach PET cameras that are currently not served by any PSMA imaging providers, bringing the accuracy and clinical utility of gallium-based imaging to more patients across the U.S. The innovative formulation, which allows for more scalable production, also has the potential to enhance the efficiency, scheduling flexibility and throughput of scanning clinics.

Gozellix® builds on the success of Telix’s established PSMA-PET imaging agent, Illuccix®, and will be available alongside the first-generation product, providing choice for customers and patients based on their individual needs.

In the U.S., the accuracy and sensitivity of PSMA-PET imaging means has it become the standard of care for prostate cancer imaging after initial diagnosis and biochemical recurrence2. However, only a relatively small fraction of the 3.4 million men living with prostate cancer in the U.S. have undergone this type of precision medicine scan3,4. Telix believes Gozellix® will help to address these access issues, as it is expected to be eligible for full reimbursement5 with reduced or no patient co-insurance, meaning it can reach more patients, particularly in underserved populations.

Kevin Richardson, Chief Executive Officer, Telix Precision Medicine, said, “Securing FDA approval for Gozellix is a major win for prostate cancer patients, who gain enhanced access to state-of-the-art 68Ga PSMA-PET imaging. Telix continues to invest in innovation across our portfolio, and Gozellix is a testament to this continuous improvement approach. With the launch of Gozellix, our team is excited to be bringing the new generation of prostate cancer scanning to more American men, delivered with the reliability, service and flexibility that customers have come to expect from Telix.”

1 Imaging of prostate-specific membrane antigen with positron emission tomography.
2 NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for Prostate Cancer V.4.2024.
3 NIH Common Cancer Sites — Cancer Stat Facts. Accessed May 2024.
4 Company analysis based on proprietary and public domain data.
5 Hospital Outpatient Prospective Payment System (OPPS) patients eligible for reimbursed PSMA-PET scanning.

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).
Illuccix® (kit for the preparation of gallium-68 (68Ga) gozetotide injection), Telix’s first generation PSMA-PET imaging agent, has been approved by the U.S. FDA6, by the Australian Therapeutic Goods Administration (TGA)7, by Health Canada8, by the United Kingdom (UK) Medicines and Healthcare Products Regulatory Agency (MHRA)9, by the Brazilian Health Regulatory Agency (ANVISA)10, and in multiple countries within the European Economic Area (EEA)11 following a positive decentralized procedure (DCP) opinion by the German medical regulator, BfArM12. Gozellix® (kit for the preparation of gallium-68 (68Ga) gozetotide injection) has been approved by the U.S. FDA13.
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
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The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
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6 Telix ASX disclosure 20 December 2021.
7 Telix ASX disclosure 2 November 2021
8 Telix ASX disclosure 14 October 2022.
9 Telix ASX disclosure 13 February 2025.
10 Telix ASX disclosure 18 March 2025.
11 Denmark, Luxembourg, Malta, the Netherlands and Norway at time of release.
12 Telix ASX disclosure 17 January 2025.
13 Telix ASX disclosure 21 March 2025.

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